SCHEDULE 13D
                                 (RULE 13d-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              JLM INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                   46621D 10 3
                                 -------------
                                 (CUSIP Number)

                            RICHARD M. LEISNER, ESQ.
                             TRENAM, KEMKER, SCHARF,
                         BARKIN, FRYE, O'NEILL & MULLIS
                               2700 BARNETT PLAZA
                              TAMPA, FLORIDA 33602
                                  813-223-7474
  ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               FEBRUARY 18, 2000*
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

*Although the definitive documentation relating to the transfer was previously executed in December 1999 and the effective date of such documents is as of September 17, 1999, issues related to the divorce proceedings between the Reporting Person and Derry B. Macdonald have delayed the filing of the definitive documentation with the appropriate Florida court, which is desirable to ensure that such documentation is fully effective. The parties intended to file Schedule 13Ds upon the filing of such documents with the Florida court. Because of the delays, the above date is the date securities counsel for the parties agreed to file appropriate Schedule 13Ds, pending resolution of any remaining issues in the divorce proceedings. It is currently expected that the definitive documentation will be filed with the Florida court in the near future.

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D
--------------------                                          -----------------
CUSIP NO. 46621D 103                                          PAGE 2 OF 8 PAGES
--------------------                                          -----------------

       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED DECEMBER 15, 1995 BETWEEN JOHN MACDONALD AS GRANTOR AND MAXWELL STOLZBERG AS TRUSTEE
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                  (b)   [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
       SOURCE OF FUNDS*
 4
             NOT APPLICABLE
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             FLORIDA IRREVOCABLE TRUST
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                     7
 NUMBER OF SHARES               -0-
   BENEFICIALLY      ----------------------------------------------------------
  OWNED BY EACH             SHARED VOTING POWER
 REPORTING PERSON    8
       WITH                     4,096,608
                     -----------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                     9
                                -0-
                     -----------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                     10
                                2,596,608
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             4,096,608
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             62.19%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
--------------------                                          -----------------
CUSIP NO. 46621D 103                                          PAGE 3 OF 8 PAGES
--------------------                                          -----------------

       NAME OF REPORTING PERSON
 1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MAXWELL STOLZBERG AS TRUSTEE OF THE IRREVOCABLE TRUST
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]
 2                                                                (b)     [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
       SOURCE OF FUNDS*
 4
             NOT APPLICABLE
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             U.S.A.
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                     7
 NUMBER OF SHARES               -0-
   BENEFICIALLY      ----------------------------------------------------------
  OWNED BY EACH             SHARED VOTING POWER
 REPORTING PERSON    8
       WITH                     4,099,608
                     -----------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                     9
                                -0-
                     -----------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                     10
                                2,599,608
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             4,099,608
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             62.23%
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
--------------------                                          -----------------
CUSIP NO. 46621D 103                                          PAGE 4 OF 8 PAGES
--------------------                                          -----------------

       NAME OF REPORTING PERSON
 1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOHN L. MACDONALD
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)     [ ]
 2                                                                 (b)     [X]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
       SOURCE OF FUNDS*
 4
             NOT APPLICABLE
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             U.S.A.
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                     7
 NUMBER OF SHARES               -0-
   BENEFICIALLY      ----------------------------------------------------------
  OWNED BY EACH             SHARED VOTING POWER
 REPORTING PERSON    8
       WITH                     4,096,608
                     -----------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                     9
                                -0-
                     -----------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                     10
                                2,596,608
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             4,096,608
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             62.19%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D                                                   PAGE 5 OF 8 PAGES
--------------------------------------------------------------------------------

      This is Amendment No. 1 to the Schedule 13D filed January 20, 1998 relating to shares of the common stock, par value $.01 per share (the "Common Stock"), of JLM Industries, Inc. (the "Issuer") and is filed on behalf of the Irrevocable Trust created under agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as trustee (the "Irrevocable Trust"), Maxwell Stolzberg as Trustee of the Irrevocable Trust (the "Trustee") and John
L. Macdonald as beneficiary of the Irrevocable Trust. The Irrevocable Trust, the Trustee, and John L. Macdonald may be referred to collectively as the "Reporting Persons." This Amendment No. 1 describes certain dispositions of shares of the Common Stock and related matters arising in connection with the dissolution of the marriage of John L. Macdonald and Derry B. Macdonald, his former spouse. The Reporting Persons hereby amend the information included in Items 4, 5, 6, and 7 of such Schedule 13D, as follows:

ITEM 4. PURPOSE OF TRANSACTION.

      On or about September 17, 1999, John L. Macdonald and Derry B. Macdonald entered into a Marital Settlement Agreement (the "Settlement Agreement") pursuant to which the Irrevocable Trust agreed to transfer 1,500,000 shares of the Common Stock (the "Transferred Shares") to Derry B. Macdonald.

      Under the terms of the Settlement Agreement, the shares of the Common Stock beneficially owned by the Reporting Persons became subject to a Stockholders Voting Agreement, Irrevocable Proxy and Right of First Refusal between John L. Macdonald, Derry Macdonald, Maxwell Stolzberg as Trustee of the Irrevocable Trust and JLM Industries, Inc (the "Stockholders Agreement"). The Stockholders Agreement was incorporated by reference into the Settlement Agreement.

      The terms of the Stockholders Agreement provide, among other things, that any sale of 5,000 or more shares of the Common Stock by either Derry Macdonald or John L. Macdonald must first be offered to the other parties to the Stockholders Agreement.

      The Stockholders Agreement also provides for the granting of an irrevocable proxy by Derry B. Macdonald to John L. Macdonald for the purpose of voting all of the shares of the Common Stock owned by Derry B. Macdonald. The Stockholders Agreement further provides that all of the parties to the Stockholders Agreement will vote shares of the Common Stock registered in their respective names in favor of (a) the election of John L. Macdonald as a director of the Issuer; (b) the election of such other persons as John L. Macdonald designates for election as a director of the issuer, through and including the annual stockholders meeting in 2009; and (c) such other matters as John L. Macdonald shall deem best to improve the liquidity and marketability of the Common Stock while increasing the value and yield of the Common Stock, with due regard for all tax consequences.

      The Stockholders Agreement shall continue until the earliest of (a) the day immediately preceding the Issuer's 2009 annual stockholders meeting; (b) termination of the Stockholders Agreement in writing by the parties; or (c) the day John L. Macdonald ceases to be Chairman or Chief Executive Officer of the Issuer.

      On or about September 17, 1999, the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Family Law Division (the "Court"), entered a Final Judgment of Dissolution of Marriage that approved and incorporated the terms of the Settlement Agreement and the Stockholders Agreement. Subsequently, the parties executed a definitive form of the

SCHEDULE 13D                                                  PAGE 6 OF 8 PAGES
-------------------------------------------------------------------------------

Stockholders Agreement which is expected to be filed with the Court in the near future with the intention of making the definitive Stockholder Agreement fully effective as of September 17, 1999.

      In addition to the transactions described above, the Irrevocable Trust and/or John L. Macdonald have, since January 20,1998, the date of the Reporting Persons' last filed Schedule 13D, engaged in transactions that had the net effect of reducing the Reporting Persons' beneficial ownership of the Common Stock by 50,000 shares. These transactions were not material under Rule 13d-2(a) of the Securities Exchange Act of 1934.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5(b):

                  As a result of the transactions described above under "Item 4. Purpose of Transaction;" the Irrevocable Trust and John L. Macdonald have shared voting power with respect to 4,096,608 shares, and shared dispositive power with respect to 2,596,608 shares. The Trustee has shared voting power with respect to 4,099,608 shares, and shared dispositive power with respect to 2,599,608 shares.

ITEM 5(c):

                  See "Item 4, Purpose of Transaction."

ITEM 5(d):

                  Derry B. Macdonald has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,500,000 of the shares over which the Reporting Persons have shared voting power.

ITEM 5(e):

                  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  See "Item 4, Purpose of Transaction."

SCHEDULE 13D                                                  PAGE 7 OF 8 PAGES
-------------------------------------------------------------------------------

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 2. Pages 1-4 of the Irrevocable Trust Agreement dated December 15, 1995 between John L. Macdonald as Grantor and Maxwell Stolzberg as Trustee (regarding term of Irrevocable Trust and trustee's powers) (filed as Exhibit 1 to the Reporting Persons' Schedule 13D, as filed with the Commission on January 20, 1998).

      Exhibit 2. Stockholders Voting Agreement, Irrevocable Proxy and Right of First Refusal, effective as of September 17, 1999, between John L. Macdonald, Derry Macdonald, Maxwell Stolzberg as Trustee under an Irrevocable Trust Agreement between John Macdonald and Maxwell Stolzberg dated December 15, 1995, and JLM Industries, Inc.

SCHEDULE 13D                                                  PAGE 8 OF 8 PAGES
-------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of February, 2000.

                                            IRREVOCABLE TRUST CREATED UNDER
                                            AGREEMENT DATED DECEMBER 15, 1995
                                            BETWEEN JOHN MACDONALD AS GRANTOR
                                            AND MAXWELL STOLZBERG AS TRUSTEE.

                                            By: /s/ MAXWELL STOLZBERG
                                                ---------------------------
                                                Maxwell Stolzberg, Trustee


                                               /s/ MAXWELL STOLZBERG
                                               -----------------------------
                                               Maxwell Stolzberg, Trustee


                                               /s/ JOHN L. MACDONALD
                                               -----------------------------
                                               John L. Macdonald

                                                   EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

  1. Pages 1-4 of the Irrevocable Trust Agreement dated December 15, 1995 between John L. Macdonald as Grantor and Maxwell Stolzberg as Trustee (regarding term of Irrevocable Trust and trustee's powers) (filed as Exhibit 1 to the Reporting Persons' Schedule 13D, as filed with the Commission on January 20, 1998).

  2. Stockholders Voting Agreement, Irrevocable Proxy and Right of First Refusal, effective as of September 17, 1999, between John L. Macdonald, Derry Macdonald, Maxwell Stolzberg as Trustee under an Irrevocable Trust Agreement between John Macdonald and Maxwell Stolzberg dated December 15, 1995, and JLM Industries, Inc.

                STOCKHOLDERS VOTING AGREEMENT, IRREVOCABLE PROXY
                           AND RIGHT OF FIRST REFUSAL

      AGREEMENT made this 17th day of September 1999 by and among John L. Macdonald (hereinafter referred to as "JLM"), Derry Macdonald (hereinafter referred to as "DM"), Maxwell Stolzberg as Trustee under an Irrevocable Trust Agreement between John Macdonald and Maxwell Stolzberg dated December 15, 1995 (hereinafter referred to as "MS") (the foregoing parties to this Agreement are hereinafter referred to jointly as the "Stockholders") and JLM Industries, Inc. (hereinafter referred to as"JLMI").

      WHEREAS, the Stockholders are the owners in the aggregate of 4,097,108 shares of the issued and outstanding shares of common stock, par value $0.00 per share (hereinafter referred to as the "Stock") of JLMI;

      WHEREAS, the Stockholders deem it to be in the best interests of JLMI and its stockholders to retain JLM as a director of JLMI and to elect directors of JLMI who share the vision of JLM for JLMI's future; and

      WHEREAS, the Stockholders desire to enter into an agreement to be specifically enforceable against each of them pursuant to which they agree to vote their shares of the Stock in the manner and for the purpose specified herein;

      WHEREAS, JLMI deems it in its best interest to have the right to purchase Stock if such shares become available as a result of the desire of one of the Shareholders to dispose of some or all of its Stock.

      NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto hereby agree as follows:

1. VOTING AGREEMENT. Each of the Stockholders hereby agrees to vote all of the Stock now or hereafter registered in his or her name in favor of the following:

(a) to elect JLM as a director of JLMI.

(b) to elect such persons as JLM designates for election as directors of JLMI at the next annual stockholders' meeting and all future meetings through and including the annual stockholders' meeting in 2009.

(c) to otherwise vote the Stock in such manner as JLM shall deem best to improve the liquidity and marketability of the Stock while at the same time-increasing its value and yield with due regard for all tax consequences.

2. IRREVOCABLE PROXY. In order to insure the voting of the Stockholders in accordance with this Agreement, each Stockholder agrees to execute an irrevocable proxy coupled with an interest simultaneously with the execution hereof in the form of Exhibit A attached hereto granting to JLM the right to vote, or to execute and deliver stockholder written consents, in respect of all Stock now owned or hereafter registered in the name of the Stockholder. It is understood and agreed that such irrevocable proxy relates not only to the election of directors, but to all matters which require the vote of stockholders.

3. FUTURE CORPORATE POLICY. Without limiting the discretion of JLM, the Stockholders acknowledge that it is their express desire to improve the liquidity and marketability of the Stock while at the same time-increasing its value and yield with due regard for all tax consequences.

4. CHANGES IN COMMON STOCK. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the shares of the Stock held by the Stockholders by reason of any stock dividend, stock split, consolidation of shares, reclassification, or consolidation such shares or securities shall be deemed to be Stock for purposes of this Agreement.

5. REPRESENTATIONS OF STOCKHOLDERS. Each Stockholder hereby represents and warrants to each of the other Stockholders that (a) he or she owns and has the right to vote the number of shares of the Stock set forth opposite his or her name on Exhibit B attached hereto, (b) he or she has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof and (c) he or she will not take any action inconsistent with the purposes and provisions of this Agreement.

6. ENFORCEABILITY. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto.

7. SALE OF STOCK. The Stockholders reserve the right to sell their Stock free of this agreement at such times and in such manner as is permitted by applicable Federal and state securities laws, provided, however, that in the event a Stockholder desires to sell five thousand (5,000) or more shares of Stock, such Stockholder the ("Seller") shall notify the other Stockholders and JLMI (the "Offerees") in writing of such intention, which notice shall be deemed to be an offer to sell the number of shares of Stock set forth in the notice. Such notice shall be sent be fax or hand delivery, as set forth in Section 8(h) below. Any notice sent (if by facsimile) or received (if by hand delivery) prior to 6:00 p.m. Eastern time shall be deemed to be an offer to sell at the closing price of JLMI common stock on the day the notice is sent. Any notice sent (if by facsimile) or received if by hand delivery after 6:00 p.m. Eastern time shall be deemed to be an offer to sell at the closing price of JLMI common stock on the day after notice is sent. For any notice sent (if by facsimile) or received (if by hand delivery) prior to 6:00 p.m. Eastern time, the Offerees shall have until 6:00 p.m. Eastern time on the next business day to accept the offer. For any notices sent (if by facsimile) or received (if by hand delivery) after 6:00 p.m. Eastern time, the Offerees shall have until 6:00 p.m. Eastern time, the Offerees shall have until 6:00 p.m. Eastern time on the second business day following receipt of the notice to accept the offer. The offer may be accepted in whole or in part, by written notice delivered by fax or hand delivery, as set forth in
Section 8(h) below, stating the number of shares of Stock to be purchased. The closing of the sale shall be on the fifth business day following the day of the notice. If all Offerees wish to purchase such Stock, the Stockholders shall be given priority over JLMI. If the Offerees do not accept the offer (in whole or in part) to the extent the offer is not accepted the Seller is free to sell shares without restriction. JLMI shall provide all reasonably requested assistance to effectuate such sales, including the provision of reasonably requested opinions of counsel required by its transfer agent or any third other party, to the extent such sales are in accordance with applicable law.

8. GENERAL PROVISIONS.

(a) All of the covenants and agreements contained in this Agreement shall be binding upon, and enure to the benefit of, the respective parties and their successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

(b) This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware.

(c) This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

(d) This Agreement shall remain in effect until the first to occur of: (i) the day immediately preceding the 2009 annual stockholders meeting; (ii) the termination of the Agreement in writing by the Stockholders or (iii) the day the JLM ceases to be Chairman or Chief Executive Officer of JLM or its successor (provided, however, if the successor of JLMI is not a publicly traded company, this Agreement shall terminate upon the closing of the transaction in which the successor accedes to the rights of JLMI).

(e) If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

(f) No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

(g) Whenever the context of this Agreement shall so require, the use of the singular number shall include the plural and the use of any gender shall include all genders.

(h) Any notices given pursuant to this Agreement shall be in writing and shall be addressed as follows:

         If to Derry B. Macdonald:

                                  Derry B. Macdonald
                                  1047 Royal Pass Road
                                  Tampa, Florida 33602
                                  Facsimile: (813) 229-0818

         If to John L. Macdonald:

                                  John L. Macdonald
                                  JLM Industries, Inc.
                                  8675 Hidden River Parkway
                                  Tampa, Florida 33637
                                  Facsimile: (813) 632-3315

IN WITNESS WHEREOF, the Stockholders have executed this Agreement as of the date first above written.

JLM Industries, Inc.                    /s/ JOHN L. MACDONALD
                                        ---------------------
                                        John L. Macdonald


                                        /s/ DERRY B. MACDONALD
                                        ----------------------
By: /s/ JOHN L. MACDONALD               Derry Macdonald
    ---------------------
    President

                                        /s/ MAXWELL STOLZBERG
                                        ----------------------------------------
                                        Maxwell Stolzberg as Trustee under an
                                        Irrevocable Trust Agreement between John
                                        Macdonald and Maxwell Stolzberg dated
                                        December 15, 1995

                                   [EXHIBIT A]

                              JLM INDUSTRIES, INC.
                                IRREVOCABLE PROXY

The undersigned agrees to, and hereby grants to John L. Macdonald an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock (the "Stock") of JLM Industries, Inc. (the "Corporation") now owned or hereafter acquired by the undersigned as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the election of directors of the Corporation as well as any other actions which might be taken by stockholders as provided in a certain Stockholders Voting Agreement, dated as of September 17, 1999, among the undersigned and certain other stockholders of the Corporation. The undersigned hereby affirms that this proxy is given as a condition of said voting agreement and as such is coupled with an interest and is irrevocable. It is further understood by the undersigned that this proxy may be exercised by John L. Macdonald for the period beginning the date hereof and ending on the day immediately following the Corporation's 2009 annual stockholders' meeting, unless sooner terminated in accordance with the provisions of said voting agreement.

THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK OTHER THAN A SALE AS PERMITTED UNDER THE STOCKHOLDERS VOTING AGREEMENT.

Dated this 17 day of September, 1999.

/s/ DERRY B. MACDONALD
------------------------
(Signature of Shareholder)

                                   [EXHIBIT B]

   STOCKHOLDERS VOTING AGREEMENT, IRREVOCABLE PROXY AND RIGHT OF FIRST REFUSAL

                                                NUMBER OF
                 NAME                            SHARES
          ----------------------------          ---------
          Derry B. Macdonald                    1,500,500
          John L. Macdonald                     2,596,608
          Maxwell Stolzberg, Trustee                    0
                          TOTAL SHARES          4,097,108